SOUTHCOAST FINANCIAL CORPORATION
530 Johnnie Dodds Boulevard
Mt. Pleasant, South Carolina 29464

Telephone: (843) 884-0504

July 7, 2011

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re:         Southcoast Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 10, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011, filed May 13, 2011
File No. 000-25933

Dear Mr. West:

We have received your comment letter, dated June 21, 2011, relating to the filings listed above, and we plan to respond by July 18, 2011.

Sincerely,

William C. Heslop
Senior Vice President and Chief Financial Officer